FOR IMMEDIATE RELEASE

(US dollar release)

ENTERRA ENERGY REPORTS RECORD PRODUCTION, REVENUE, CASH FLOW AND EARNINGS FOR 2004

40% Increase in Distributions during 2004

Calgary, AB-March 31, 2005 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the year ended December 31, 2004.

All amounts in this news release, except volumes, are expressed in US dollars.  All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars.  These items were then translated into US dollars using average exchange rates for the year.

“Enterra’s first year as an oil and gas income trust was very successful,” stated Reg Greenslade, President and CEO of Enterra.  “We achieved record production, revenues, cash flow and earnings, with monthly distributions increasing 40% from $0.10/unit to $0.14/unit.”  The Trust’s monthly distribution is currently at $0.15/unit.  During the year the Trust paid out $33.8 million in distributions representing 80% of its cash flow.

Summarized financial and operational data (in 000’s except for volumes and per share amounts)
	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	% Change
Production information
Oil production (boe per day)	5,821	3,862	+ 51%
Gas production (mcf per day)	6,817	6,972	- 2%
Total production (boe per day)	6,957	5,024	+ 38%

Financial information
Revenue	$83,205	$51,227	+ 62%
Cash flow from operations	$38,603	$25,793	+ 50%
Cash flow per unit	$1.65	$1.36	+ 22%
Net earnings	$11,344	$3,622	+213%
Net earnings per unit	$0.49	$0.19	+154%
Distributions paid out during year	$31,052	N/A	N/A
Distributions as a percentage of cash flow	80.4%	N/A	N/A
Total bank debt at December 31	$33,753	$24,129	+ 40%
Average US/CDN exchange rate during year	1.3	1.41	- 8%

Operating information (on a per boe basis)
Average price received per bbl of oil	$32.74	$27.80	+ 18%
Average price received per mcf of natural gas Average price received per boe	$5.15 $32.44	$4.72 $27.94	+ 9% + 16%
Operating costs per boe	$7.11	$4.95	+ 44%
G & A expenses per boe (cash portion of G & A)	$1.34	$1.31	+ 2%
Operating netbacks per boe	$18.74	$16.15	+ 13%

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Enterra Energy News Release

March 31, 2005

In 2004, Enterra drilled four 100% working interest wells in Sylvan Lake with a 50% success rate.  These four wells were part of a development program that had commenced prior to Enterra converting to a Trust.  During 2004, Enterra also farmed out a number of development wells as per its business plan receiving a carried interest in 27 gross wells of which 26 were successful resulting in 6.5 net wells for a success rate of 96%.

The average daily production rate in 2004 was 6,957 boe/d or 38% higher than the average rate in 2003.  Enterra exited the year with a production rate of 7,258 boe/d.  Enterra’s revenue and cash flow increased by 62% and 50%, respectively in 2004 as a result of the increased production rates and to a lesser extent, higher commodity prices.

“We are on track with our plan of enhancing the growth potential of the trust by farming out undeveloped lands to development partners while retaining carried interests in the new production resulting from additional development.  Similarly, we are regularly evaluating development and exploratory lands suitable for joint venture arrangements that would result in the Trust retaining carried interests in such plays,” added Mr. Greenslade.  “As per our business plan, we anticipate further growth through acquisitions and carried interests in plays developed in conjunction with Enterra.”

Conference Call

Management will host its conference call later this morning at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Trust.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Trust’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, President and CEO

The Equity Group

Telephone (403) 213-2507

Linda Latman (212) 836-9609

Fax  (403) 444-0100

Rob Greenberg (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com